Filed by Kraft Foods Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed as filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934, as amended

Subject Company: Kraft Foods Inc.
Commission File Number: 001-16483

On November 15, 2007, Kraft Foods Inc. (“Kraft”) announced a definitive agreement to merge its Post cereals business into Ralcorp Holdings, Inc. (“Ralcorp”), a leader in private-label and frozen bakery products.  In addition, Kraft also announced that it intends to close its Cobourg, ON, manufacturing facility, with operations ceasing by October 2008.

Contact:	Lynne Galia, Kraft Foods
416-441-5610

KRAFT TO CLOSE COBOURG PLANT IN 2008

COBOURG, ON, Nov. 15, 2007 -- Kraft Foods Inc. (NYSE:KFT), a global leader in branded food and beverages, announced today a definitive agreement to merge its Post cereals business into Ralcorp Holdings, Inc. (NYSE:RAH), a leader in private-label and frozen bakery products.  In addition, Kraft also announced that it intends to close its Cobourg, ON, manufacturing facility, with operations ceasing by October 2008.  Production of Kraft products will transfer to other Kraft facilities and co-manufacturers.
The Cobourg plant makes a variety of products sold in Canada and the United States, including cereals, coffee, powdered soft drinks, dessert mixes and coating mixes.  The 576,000-sq.-ft.-plant and 177,000-sq.-ft. warehouse are located on approximately 70 acres at 520 William Street.
“This is a difficult announcement, because our Cobourg employees are highly skilled and dedicated, and they’ve worked hard to make the plant competitive,” said Cynthia Waggoner, Senior Director of Grocery Manufacturing for Kraft Foods.  “However, with the Post cereals transaction, the plant faces some unique challenges that conflict with current Kraft strategy of building manufacturing scale.  Overall, the plant is not being fully utilized and divestitures have contributed to this situation.  Additionally, the brands currently made at Cobourg can be produced at plants that already make similar products.  In keeping with our strategy of making the most efficient use of our assets, we’ve determined it is best for the business to close the Cobourg facility and consolidate its remaining production into other facilities.”
“We are committed to working with our employees through this difficult time to help make a smooth transition,” she added.  “Employees will be treated fairly, consistent with company practices and the union collective agreement.”
Kraft has approximately 6,000 employees in Canada, with over 3,600 in the province of Ontario and approximately 380 at the Cobourg plant.

About Kraft Foods

Kraft Foods is one of the world's largest food and beverage companies with annual revenues of more than $34 billion.  For over 100 years, Kraft has offered consumers delicious and wholesome foods that fit the way they live. Kraft markets a broad portfolio of iconic brands in 155 countries, including six brands with revenue of more than $1 billion, such as Kraft cheeses, dinners and dressings; Oscar Mayer meats; Philadelphia cream cheese; Nabisco cookies and crackers; Jacobs coffees and Milka chocolates.  Kraft became a fully independent company on March 30, 2007, and is listed in the Standard and Poor’s 100 and 500 indexes.  The company is a member of the Dow Jones Sustainability Index and the Ethibel Sustainability Index.  For more information, visit the company’s website at http://www.kraft.com. In Canada, company brands include Kraft Dinner macaroni and cheese, Christie cookies and crackers, and Delissio pizza.

Additional Information

In connection with the proposed transaction between Ralcorp and Kraft, Ralcorp will file a registration statement on Form S-4 with the SEC.  Such registration statement will include a proxy statement of Ralcorp that also constitutes a prospectus of Ralcorp, and will be sent to the shareholders of Ralcorp.  Shareholders are urged to read the proxy statement/prospectus and any other relevant documents when they become available, because they will contain important information about Kraft, Ralcorp and the proposed transaction.  The proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov.  These documents (when they are available) can also be obtained free of charge from Kraft upon written request to Kraft Foods Inc., Three Lakes Drive, Northfield, Illinois 60093, or by calling (847) 646-5494, or from Ralcorp, upon written request to Ralcorp Holdings Inc., 800 Market Street, Suite 2900, Saint Louis, Missouri 63101, or by calling (314) 877-7113.

Participants in the Proposed Transaction

This communication is not a solicitation of a proxy from any security holder of Ralcorp.  However, Kraft, Ralcorp and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC.  Information about the directors and executive officers of Kraft may be found in its 2006 Annual Report on Form 10-K filed with the SEC on March 1, 2007, definitive proxy statement relating to its 2007 Annual Meeting of Shareholders filed with the SEC on March 13, 2007 and current report on Form 8-K filed with the SEC on November 7, 2007.  Information about the directors and executive officers of Ralcorp may be found in its 2006 Annual Report on Form 10-K filed with the SEC on December 13, 2006, definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on December 13, 2006 and current report on Form 8-K filed with the SEC on October 2, 2007.  These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus regarding the proposed transaction when it becomes available.

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